Exhibit 99.1

news release

Hydro One Reports Earnings for Q2 2015

For Immediate Release – August 11, 2015

Toronto, Ontario

“Hydro One continued to provide stable, consistent earnings in the quarter for its Shareholder, the Province of Ontario, while successfully delivering safe, reliable electricity to its customers,” said Carmine Marcello, President and CEO, Hydro One. “This quarter, we completed our acquisition of Haldimand Hydro, which will enable us to continue to improve operational efficiency while providing reliable service to all of our customers.”

For the three months ended June 2015, the Company reported revenues of $1,563 million for a 0.2% increase and net income of $136 million for an 18% increase from last year.

•	Year-to-date revenues increased by $41 million (or 1%) to $3,371 million compared to 2014. The increase was primarily due to the recovery of higher purchased power costs, and higher OEB-approved transmission and distribution rates.

•	Year-to-date net income increased by $13 million (or 4%) to $368 million compared to 2014, primarily due to lower operation, maintenance and administration costs and increased transmission and distribution rates. Expenses related to the Company’s Customer Information System were significantly lower, as the system is operating well. Expenses were also lower as a result of improved bad debt experience and reduced spending on restoring power outages.

Hydro One continues to invest through its approved $4.8 billion capital program over the next three years. During the first half of 2015, Hydro One made capital investments totalling $774 million and placed $531 million of new assets in-service to improve the transmission and distribution systems’ reliability and performance, address aging power system infrastructure, facilitate new generation, and improve service to customers.

•	Transmission capital investments during the first half of 2015 included several system re-investments, including various end-of-life transformer replacements at the Wiltshire, Dunnville and Timmins transmission stations, expedited work on 27 circuit breaker replacements at the Richview transmission station to address their deteriorated condition and breaker replacements at the Bruce transmission station to improve reliability and meet the needs of Bruce Power. In addition, we placed the refurbishments work at the Dunnville transmission station in Haldimand County and the transformers replacements at the Dymond transmission station in northeastern Ontario in-service.

•	Distribution capital investments during the first half of 2015 included increased work within station refurbishment programs, increased focus on capital lines work, primarily related to asset re-investment programs and component replacements; and higher volume of end-of-life wood pole replacements.

In June, Hydro One completed the acquisition of Haldimand County Utilities Inc. (Haldimand Hydro), an electricity distribution company located in southwestern Ontario, following approval of the acquisition by the OEB in March 2015. Hydro One is committed to delivering reliable service for Haldimand Hydro’s customers and improving efficiencies in both the Haldimand Hydro and Hydro One systems as a result of the acquisition.

In July, a new collective agreement with the Power Workers’ Union (PWU) was ratified by the PWU and Hydro One Board of Directors for a three-year term ending March 31, 2018. The Company also entered into an agreement with the Society of Energy Professionals (Society) for a three-year term from April 1, 2016 to March 31, 2019. The Society agreement is subject to ratification by both parties.

In April, the Company issued $350 million of fixed-rate notes under its $3 billion Medium-Term Note shelf prospectus, maturing in 2020.

In April, the Company’s sole Shareholder, the Province of Ontario, announced that it intends to broaden the ownership in Hydro One by way of an Initial Public Offering (IPO) of approximately 15% of the common shares of Hydro One in the Province’s fiscal 2015-16, with additional shares being made available in subsequent years, over time totalling up to 60% of the Province’s common shares in Hydro One. In addition, in July, the Province of Ontario elected a new independent Board of Directors for the Company to oversee the completion of the IPO process and the long-term performance of the Company as a publicly traded entity.

CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

	Three months ended June 30				Six months ended June 30
(millions of Canadian dollars, except as otherwise noted)	2015	2014	$ Change	% Change	2015	2014	$ Change	% Change
Revenues	1,563	1,566	(3)	0.2	3,371	3,330	41	1.2
Purchased power	838	824	14	1.7	1,808	1,746	62	3.6
Operating costs	472	515	(43)	(8.3)	937	993	(56)	(5.6)
Net income	136	115	21	18.3	368	355	13	3.7
Net cash from operating activities	287	185	102	55.1	713	334	379	113.5

Average annual Ontario 60-minute peak demand (MW)[1]	18,986	19,403	(417)	(2.1)	20,182	20,757	(575)	(2.8)

Distribution – units distributed to our customers (TWh)[1]	6.7	6.7	—	—	15.4	15.4	—	—

[1]	System-related statistics are preliminary.

About Hydro One

Hydro One Inc. is an electricity transmission and distribution company headquartered in Toronto, Ontario with $23.1 billion in assets and 2014 revenues of $6.5 billion. The company delivers electricity safely and reliably to over 1.4 million customers across the province of Ontario, and to large industrial customers and municipal utilities. Hydro One owns and operates Ontario’s 29,000 km high-voltage transmission network and a 188,000 km low-voltage distribution network. Hydro One is wholly owned by the Province of Ontario.

Hydro One Inc.’s 2015 Second Quarter Consolidated Financial Statements and Management’s Discussion and Analysis can be accessed through the following link: www.hydroone.com/financials

For further information, please contact:

Daffyd Roderick

Director, Corporate Communications

416-345-6868

Hydro One Investor Relations

416-345-6867

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